TOMO TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022, AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Tomo Technologies, Inc.
Raleigh, North Carolina

We have reviewed the accompanying financial statements of Tomo Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 26, 2023
Los Angeles, California

TOMO TECHNOLOGIES, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	137,312	$	103,486
Inventory		607,938		629,700
Total Current Assets		**745,249**		**733,186**
Property and Equipment, net		-		88,045
Total Assets	$	**745,249**	$	**821,231**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	16,767	$	6,033
Current Portion of Loans and Notes		155,680		723,406
Convertible Note		5,000		5,000
Other Current Liabilities		3,053		3,449
Total Current Liabilities		**180,501**		**737,888**
Promissory Notes and Loans		295,284		371,388
Simple Agreement for Future Equity (SAFEs)		819,109		176,804
Total Liabilities		**1,294,894**		**1,286,080**
STOCKHOLDERS EQUITY				
Common Stock		1,012		1,012
Additional Paid in Capital		57,306		54,988
Retained Earnings/(Accumulated Deficit)		(607,964)		(520,849)
Total Stockholders' Equity		**(549,645)**		**(464,849)**
Total Liabilities and Stockholders' Equity	$	**745,249**	$	**821,231**

See accompanying notes to financial statements.

TOMO TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 4,049,671	$ 1,068,726
Cost of Goods Sold	3,135,518	844,597
Gross profit	914,153	224,129
Operating expenses		
General and Administrative	744,218	367,963
Research and Development	42,742	2,975
Sales and Marketing	99,376	99,646
Total operating expenses	886,336	470,583
Operating Income/(Loss)	27,817	(246,455)
Interest Expense	73,822	10,545
Other Loss/(Income)	41,109	(6,696)
Income/(Loss) before provision for income taxes	(87,114)	(250,303)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (87,114)**	**$ (250,303)**

See accompanying notes to financial statements.

TOMO TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	10,122,191	**$ 1,012**	**$ 54,988**	**$ (270,546)**	**$ (214,546)**
Net income/(loss)				(250,303)	(250,303)
Balance—December 31, 2021	10,122,191	1,012	54,988	$ (520,849)	**$ (464,849)**
Share-Based Compensation			2,319		2,319
Net income/(loss)				(87,114)	(87,114)
Balance—December 31, 2022	**10,122,191**	**$ 1,012**	**$ 57,306**	**$ (607,964)**	**$ (549,645)**

See accompanying notes to financial statements.

TOMO TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(87,114)	$	(250,303)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		112,945		34,754
Adjustment to Fair Value of SAFEs		63,008		-
Share-based Compensation		2,319		-
Changes in operating assets and liabilities:				
Inventory		21,763		(452,364)
Credit Cards		10,734		5,810
Other Current Liabilities		(396)		128
Net cash provided/(used) by operating activities		**123,258**		**(661,976)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(24,900)		(115,000)
Net cash provided/(used) in investing activities		**(24,900)**		**(115,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		-		816,256
Repayment of Promissory Notes and Loans		(643,829)		-
Borrowing on SAFEs		579,297		51,804
Net cash provided/(used) by financing activities		**(64,532)**		**868,060**
Change in Cash		33,826		91,084
Cash—beginning of year		103,486		12,402
Cash—end of year	$	**137,312**	$	**103,486**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	73,822	$	10,545
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Tomo Technologies, Inc. was incorporated on January 23, 2018, in the state of Delaware. The financial statements of Tomo Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Raleigh, North Carolina.

GoBe produces a snack container for young children, which allows parents to serve multiple options at once (including fresh fruit) in one sleek spill-resistant container that most children can use and manipulate autonomously. We're a product development company that does our own research and development and sells our products both directly to the consumer, wholesales (Walmart and Target stores), and through distribution partnerships.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Tools Equipment	5 years
Manufacturing Molds	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Tomo Technologies, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of snack containers for young children.

Cost of sales

Costs of goods sold include the cost of goods sold, merchant fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $99,376 and $99,646, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Snack containers	607,938	629,700
Total Inventory	**$ 607,938**	**$ 629,700**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Sales Taxes Payable	3,053	3,449
Total Other Current Liabilities	**$ 3,053**	**$ 3,449**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Tools Equipment	$ 90,560	$ 65,660
Manufacturing Molds	115,000	115,000
Property and Equipment, at Cost	**205,560**	**180,660**
Accumulated depreciation	(205,560)	(92,615)
Property and Equipment, Net	**$ -**	**$ 88,045**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $112,945 and $24,754, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 10,122,191 shares were issued and outstanding.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	530,000	$ 0.05	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	530,000	$ -	9.73
Exercisable Options at December 31, 2022	29,444	$ -	9.73

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $2,319 and $0, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 198,700	3.75%		10/27/2021	10/27/2051	$ 7,451	8,778	$ 12,288	$ 195,284	$ 216,350.18	$ 1,327	$ 1,327	$ 12,288	$ 187,656	$ 201,271
SBL Holdings, LLC-Promissory Note	$ 150,000	12.00%		8/1/2021	8/1/2024	$ 18,000	25,496	$ 50,000	$ 100,000	$ 175,495.89	$ 18,000	$ 7,496	$ 11,118	$ 132,200	$ 150,814
Amazon Loan	$ 135,000	10.99%		8/10/2022	5/10/2023	$ 5,813	5,813	$ 76,365	$ -	$ 82,177.64	$ -	$ -	$ -	$ -	$ -
Kabbage Loan	$ 50,000		$ 11,250	10/16/2019	1/5/2024			$ 17,027	$ -	$ 17,027.47	$ -	$ -	$ -	$ 32,556	$ 32,556
PPP Loan	$ 18,976	1.00%		5/14/2020	Forgiven in 2022			$ -	$ -	$ -	$ 190	$ 310	$ -	$ 18,976	$ 19,286
Sam's Club Program Loan	$ 700,000	5.00%		8/10/2021	2/1/2022			$ -	$ -	$ -	$ 13,712	$ 13,712	$ 700,000	$ -	$ 713,712
Total						**$ 31,264**	**$ 40,087**	**$ 155,680**	**$ 295,284**	**$ 491,051**	**$ 33,229**	**$ 22,845**	**$ 723,406**	**$ 371,388**	**$ 1,117,639**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 155,680
2024	112,288
2025	12,288
2026	12,288
2027	12,288
Thereafter	146,132
Total	**$ 450,964**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2022	2021
Series 2022 Crowd SAFE	$ 176,804	Fiscal Year 2021&2020	$ 8,000,000	N/A	$ 176,804	$ 176,804
Safe 2022	$ 579,297	Fiscal Year 2017	$ 8,000,000	N/A	$ 579,297	$ -
Adjustment to Fair Value of SAFEs					$ 63,008	
Total SAFE(s)	$ 756,101				$ 819,109	$ 176,804

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: I. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); II. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and III. Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Patent Law Works LLP- Convertible Note	$ 5,000	4.00%	02/07/2018	written demand by Lender	200	980	5,000	-	5,980	200	780	5,000	$ -	5,780
Total	$ -				$ 200	$ 980	$ 5,000	$ -	$ 5,980	$ 200	$ 780	$ 5,000	$ -	$ 35,000

The convertible notes are convertible into common shares at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022		2021	
Net Operating Loss	$	(20,472)	$	(58,821)
Valuation Allowance		20,472		58,821
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022		2021	
Net Operating Loss	$	(93,821)	$	(73,349)
Valuation Allowance		93,821		73,349
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $399,237, and the Company had state net operating loss ("NOL") carryforwards of approximately $399,237. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through October 27, 2023, which is the date the financial statements were available to be issued.

On July 6, 2023, the Company converted the legal form of the business to a Delaware Public Benefit Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.